UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             McLeod USA Incorporated
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                  582266 10 2
                                 (CUSIP Number)

                               Dennis H. Melstad
                        370 West Anchor Drive, Suite 300
                             Dakota Dunes, SD 57049
                                  605-232-5928
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                January 12, 1999
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 582266 10 2

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MHC Investment Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) X
                                                                        (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  AF

5        CHECK  BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS  REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)

         Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER

                  6,976,116                          See Item 5

8        SHARED VOTING POWER

                  0

9        SOLE DISPOSITIVE POWER

                  6,976,116                          See Item 5

10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  6,976,116                          See Item 5

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROM (11) EXCLUDES CERTAIN SHARES*


                  Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.03%

14       TYPE OF REPORTING PERSON*

                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This amendment relates to the Class A Common Stock, $.01 par value (the "Class A Common Stock"), of McLeod USA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

Item 2.  Identity and Background

         (a) - (c) This amendment is being filed by MHC Investment Company ("MHC"), a South Dakota corporation whose principal executive offices are located at 370 West Anchor Drive, Suite 300, Dakota Dunes, South Dakota 50749. MHC is the surviving entity of the merger between MHC and MWR Investments Inc. ("MWR") which became effective on September 3, 1997. MWR was the entity that filed the original Schedule 13D concerning the holdings reported herein. The principal business of MHC is to invest in, develop and/or manage investment and financial business ventures.

         (d) - (e) During the last five years, MHC has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration


         This amendment to Schedule 13D pertains to a disposition of the Company's Class A Common Stock. All prior acquisitions of such securities have been previously reported in the original Schedule 13D filed by MHC's predecessor on June 14, 1996, and the first amendment to the Schedule 13D filed on January 7, 1998.

Item 4.  Purpose of Transaction

         MHC has acquired the Class A Common Stock for investment purposes. Subject to the restrictions on acquisition and disposition of Common Stock existing under the Stockholders' Agreement discussed below, MHC may, from time to time, depending upon market conditions and other factors deemed relevant by MHC's management, acquire additional shares of Class A Common Stock, or sell or otherwise dispose of any or all of the shares of Common Stock currently held by MHC.

         MHC has no other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) MHC beneficially owns a total of 6,976,116 shares of Class A Common Stock, which represents approximately 11.03% of the shares of Class A Common Stock outstanding as of October 30, 1998. The shares reported as beneficially owned includes 28,124 shares of Class A Common Stock that MHC currently has the right to purchase pursuant to outstanding options, and 9,375 shares of Class A Common Stock that MHC has the right to purchase within 60 days pursuant to out-standing options. For this purpose, the number of outstanding shares is based on the 63,265,321 shares of Common Stock reported as outstanding as of October 30, 1998, in the Company's most recent quarterly report on Form 10-Q.

MHC, together with former shareholders of Consolidated Communications Inc., ("CCI") who acquired shares of Common Stock pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Company (collectively, the "Former CCI Shareholders"), IES Investments Inc. ("IES"), Clark E. McLeod and Mary E. McLeod, (collectively, the "Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (together, the "Stockholders' Agreement") and, accordingly, comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Collectively, insofar as is known to MHC, this group beneficially owns a total of 34,793,133 shares of Common Stock, which represents 55 percent of such estimated number of shares of Common Stock outstanding on January 19, 1999. Information concerning the holdings of the Principal Stockholders is based on the most recent Schedule 13D or Amendment thereto filed by such person.
Reference is made to such filings for further information as to such other Principal Stockholders.


         (b)  The number of shares of Class A Common Stock as to which MHC has

                (i) sole power to vote or direct the vote              6,976,116

                (ii) shared power to vote or direct the vote               0

                (iii) sole power to dispose or direct the disposition  6,976,116

                (iv) shared power to dispose or direct the disposition     0

         (c) MHC sold 425,000 shares of Class A Common Stock at average prices ranging from a low of $36.00 to a high of $36.63 per share during the time period between November 3, 1998 and November 16, 1998.

         MHC sold 510,875 shares of Class A Common Stock at average prices ranging from a low of $36.01 to a high of $36.10 per share on January 12 and 13, 1999.

         MHC sold 185,000 shares of Class A Common Stock at an average price of $38.06 per share on January 19, 1999.

         MHC  has no  information  as to  whether  any of  the  other  Principal
Stockholders has effected transactions in the Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         MHC and each of the other Principal Stockholders and the Company have, with respect to the respective shares of capital stock of the Company owned by each such Principal Stockholder, entered into the Stockholders' Agreement, effective September 24, 1997. The Stockholders' Agreement provides that each Principal Stockholder, for so long as such Principal Stockholder owns at least 10% of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Company); (iv) cause Richard A. Lumpkin, a former CCI shareholder, to be elected to the Board of Directors of the Company (for so long as Mr. Lumpkin and the Former CCI Shareholders collectively own at least 10% of the outstanding capital stock of the Company); (v) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and (vi) cause to be elected to the Board of Directors of the Company four non-employee directors nominated by the Board of Directors of the Company.


         The Stockholders' Agreement also provides that, for a period ending in June 1999 and subject to certain exceptions, MHC will refrain from acquiring, or agreeing or seeking to acquire, beneficial ownership of any securities issued by the Company. In addition, the Stockholders' Agreement provides that, for the period ending September 24, 1998, subject to certain exceptions, MHC (and all other Principal Stockholders) will not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company. If the Company consents to any sale or other disposition by a party to the Stockholders' Agreement, the other parties to the Stockholders' Agreement (treating the Former CCI Shareholders as a single party for this purpose) are permitted to sell or otherwise dispose of an equal percentage of the total number of  shares  of  Common  Stock  beneficially  owned by such  other  party.
Likewise, if the Company grants a party to the Stockholders' Agreement an opportunity to register Common Stock for sale under the Securities Act of 1933, as amended, the Company will grant each other party (treating the Former CCI Shareholders as a single party for this purpose) the opportunity to register a corresponding percentage of such party's shares for transfer under the Securities Act.

         The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement filed as an exhibit to this Schedule and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

         Stockholders' Agreement dated as of June 14, 1997, among McLeod USA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc. listed on Schedule I of the Stockholders' Agreement. (Filed on July 24, 1997 as Exhibit 4.12 to the Company's Registration Statement on Form S-4, File No. 333-27647, and incorporated herein by reference).

         Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 by and among McLeod USA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard
A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc. listed on Revised Schedule I thereto. (Filed on November 14, 1997 as
Exhibit 4.1 to the Company's Quarterly Report for the quarter ended September 30, 1997 on Form 10-Q, Commission File No. 0-20763, and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 20, 1999

MHC INVESTMENT COMPANY



By:      /s/ Dennis H. Melstad
         Dennis H. Melstad
         President




























w:\edgar\Mcle13da.

VIA EDGAR


January 20, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Amended Report of Beneficial Ownership of Five Percent or More of a Class of Equity Securities of McLeod USA Incorporated on Securities and Exchange Commission Schedule 13D/A

Dear Commission:

Pursuant to Regulation S-T, MHC Investment Company, a South Dakota corporation and wholly-owned subsidiary of MidAmerican Capital Company, a Delaware corporation, electronically files herewith via EDGAR its amended report on
Schedule 13D/A reflecting beneficial ownership by MHC Investment Company of more than 5% of a class of equity securities of McLeod USA Incorporated as of January 19, 1999.

A copy of the enclosed report has also been furnished to each McLeod USA Incorporated and the Nasdaq National Market, the principal exchange upon which this issue is traded, as required by Securities and Exchange Commission Regulation 13D-G.

If you have any questions regarding the enclosed report, please feel free to contact me.

Sincerely,


/s/ Patrick A. Kirchner


Enclosure